FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Vizsla Silver Corp.
Suite 700, 1090 West Georgia Street
Vancouver, British Columbia  V6E 3V7
(the "Company" or "Vizsla")

Item 2 Date of Material Change

February 9, 2023

Item 3 News Release

The news release was disseminated on February 9, 2023 through Cision and filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that it had closed its previously announced private placement (the "Offering"), led by PI Financial Corp. on behalf of a syndicate of agents that included Canaccord Genuity Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., Roth Canada Inc. and Alliance Global Partners (collectively, the "Agents").

Pursuant to the Offering, the Company issued 27,286,050 common shares (the "Shares" or the "Common Shares") at a price of $1.65 (the "Issue Price"), for gross proceeds of $45,021,982.50.

The Company paid a cash commission equal to 6% of the gross proceeds of the Offering and issued 1,637,163 compensation options (the "Compensation Options") to the Agents. Each Compensation Option is exercisable to acquire one Common Share at the Issue Price until February 9, 2025.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company announced that it had closed its previously announced Offering, led by PI Financial Corp. on behalf of a syndicate of agents that included Canaccord Genuity Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., Roth Canada Inc. and Alliance Global Partners.

Pursuant to the Offering, the Company issued 27,286,050 Common Shares at the Issue Price, for gross proceeds of $45,021,982.50.

The Company paid a cash commission equal to 6% of the gross proceeds of the Offering and issued 1,637,163 Compensation Options to the Agents. Each Compensation Option is exercisable to acquire one Common Share at the Issue Price until February 9, 2025.

The net proceeds from the Offering will be used to advance the exploration, drilling and development of the Company's Panuco Project, as well as for working capital and general corporate purposes.

All securities issued under the Offering are subject to a statutory hold period in Canada expiring four months and one day from the date of issuance.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, contact:

Michael Konnert
Chief Executive Officer
Telephone: (604) 364-2215

Item 9 Date of Report

February 13, 2023